Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: FirstMerit Corporation

Commission File No.: 001- 11267

Date: March 23, 2016

The following talking points were made available to branch employees of FirstMerit Corporation on March 21, 2016.

Community Talking Points – 3/21/16

Overview

As we continue to work toward legal consummation of the merger transaction between FirstMerit Bank and Huntington Bank, you may have local clients, prospects or business partners who visit your branch and ask questions about the community impact of the merger.

If you receive any inquiries, please refer to the following talking points for verbal use only.

Talking Points

•	Thanks for asking about the merger involving FirstMerit and Huntington and its impact on the community. Supporting our communities is a top priority of both organizations. Huntington will continue to actively support the communities it serves after the merger closes.

•	Huntington is very excited to be partnering with us – they have been impressed with our management team and the outstanding support given to our communities by the Bank and our employees.

•	By working together, we will be stronger. We are coming together in partnership to better serve our shared customers and communities.

•	This combination will create a regional bank with even stronger market presence, an enhanced portfolio of industry leading products and services, more scalable infrastructure, added customer convenience and a shared track record of award-winning customer service and programs that allow our communities to thrive.

•	Until the merger transaction is complete, FirstMerit will continue offering its services, support and resources to prospects, clients, and community partners in an effort to make an impact in the communities we serve.

•	After the merger is complete, our communities can expect to see an even stronger bank that will be well positioned to make a deeper and broader impact in the communities we serve.

•	If you have any more questions, I’d be happy to connect you with Emmanuel Glover, who manages our Community Development and CRA activities.

Contact information

Should your clients or business partners in the community have any questions about FirstMerit’s recent CRA Performance Evaluation or the community impact of FirstMerit Bank’s merger with Huntington Bank, please contact

Emmanuel Glover, FirstMerit Bank Director of Community Development at 330-996-6237.

Please direct all media inquiries to Media Relations Officer Rob Townsend at (330) 384-7075.

Public File Requests

•	FirstMerit Bank is required to make certain community reinvestment act information available to the public. This information is collected and maintained in what is referred to as the Public File. It must be made available for inspection upon request and at no cost to the requestor within five calendar days of the request.

•	A paper copy of the Public File is available in six (6) locations, listed below:

•	Ohio - CRA Department - 3 Cascade Plaza Akron, OH 44308

•	Ohio - Tower Branch - 106 S Main St Akron, OH 44308

•	Pennsylvania - New Castle Main Branch - 25 N Mill St New Castle, PA 16101

•	Illinois - Mt Prospect Branch - 2100 S Elmhurst Rd Mt Prospect, IL 60056

•	Michigan – Flint Branch – 328 S Saginaw St Flint, MI 48502

•	Wisconsin – Green Bay Branch – 1601 S Webster Ave Green Bay, WI 54301

•	Or, to obtain a copy of the Public File or specific sections if requested, complete form 3360-FirstMerit CRA Request for Information located at FirstNet >Dept & Branches.Community Development.Branch Public File Items.

Important Additional Information

In connection with the proposed transaction, Huntington has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Huntington and FirstMerit and a prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and FirstMerit will be submitted to FirstMerit’s stockholders and Huntington’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF HUNTINGTON AND FIRSTMERIT ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and FirstMerit, can be obtained, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to FirstMerit Corporation, Attention: Thomas P. O’Malley, III Cascade Plaza, Akron, Ohio 44308, (330) 384-7109.

Participants in the Solicitation

Huntington, FirstMerit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 10, 2016, and certain of its Current Reports on Form 8-K. Information regarding FirstMerit’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 6, 2015, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.